June 13, 2017

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Cerulean Pharma Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed May 26, 2017
File No. 001-36395

Ladies and Gentlemen:

Cerulean Pharma Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on April 17, 2017 (File No. 001-36395), and amended by Amendment No. 1 to the Preliminary Proxy Statement filed on May 26, 2017 (as amended, the “Preliminary Proxy Statement”). This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in a letter from the staff of the Commission (the “Staff”), dated June 9, 2017 (the “Comment Letter”), relating to Amendment No. 1 to the Preliminary Proxy Statement. The responses set forth herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in Amendment No. 2 to the Preliminary Proxy Statement. Page references in the responses set forth below are to pages in the clean copy of Amendment No. 2.

The Company respectfully requests that the Staff confirm that it has no further comments to the Preliminary Proxy Statement so that it may file a Definitive Proxy Statement on Schedule 14A on June 16, 2017, or as soon as practicable thereafter.

On behalf of the Company, we advise you as follows:

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

June 13, 2017

Summary

Exchange Ratio; Net Cash Calculation, page 5

1.	We note your response to prior comment number 2. Please revise to indicate that none of the options to purchase shares of Cerulean common stock included in the number of Cerulean equity securities outstanding immediately prior to closing are in the money.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 19, 21, 43, 110 and 136 of Amendment No. 2 to the Preliminary Proxy Statement.

NASDAQ Capital Market Listing, page 13

2.	Please revise your disclosure in this section to indicate that you received notice of noncompliance with both the minimum bid price and minimum stockholders’ equity standard for continued listing on the NASDAQ Global Market. Please also disclose that Daré may waive the condition to the transaction that NASDAQ approve the listing application. Please include similar disclosure under the same heading on page 36.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 36 of Amendment No. 2 to the Preliminary Proxy Statement.

Background of the Novartis Transaction and the Daré Transaction, page 78

3.	Please disclose what was discussed by the Cerulean board at the January 31 meeting regarding the strategic alternatives for Cerulean. Please indicate whether the board discussed the benefits of certain alternatives over others, and, if so, please give the details of these discussions. Please provide similar disclosure for the February 3 meeting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of Amendment No. 2 to the Preliminary Proxy Statement.

Opinion of Cerulean’s Financial Advisor, page 116

4.	We note your response to prior comment number 20. For each of the comparable public company analysis, comparable initial public offering analysis and comparable biotechnology transaction analysis, please include disclosure that Ovaprene is not regulated as a pharmaceutical drug but is a medical device combination project subject to a different approval process. Please also explain that the stage of development of Ovaprene is not necessarily the same as a drug candidate in Phase 2 clinical trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 123 through 126 of Amendment No. 2 to the Preliminary Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

June 13, 2017

Ovaprene® Clinical Development Plan, page 169

5.	We note your response to prior comment number 27. Please remove the references to Bayer’s Mirena and Allergan’s Liletta or tell us why you believe such references are appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 170 of Amendment No. 2 to the Preliminary Proxy Statement.

Unaudited Pro Forma Combined Financial Information, page 217

6.	Please revise your narrative for the unaudited pro forma financial information for the three months ended March 31, 2017 such that the BlueLink Asset Purchase Agreement and the Hercules Loan Repayment are not called “Subsequent Events” as these transactions appear to be included in the Historical Cerulean column as they occurred prior to the period end. Also, remove these transactions from letter B and C in “2. Subsequent Events Adjustment” in the Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 218 through 239 of Amendment No. 2 to the Preliminary Proxy Statement.

Unaudited Pro Forma Condensed Combined Statement of Operations

7.	Please explain to us why your adjustments give effect to the BlueLink Asset Purchase Agreement and the Hercules Loan Repayment on pages 221, 226 and 233, as these adjustments do not appear to have a continuing impact on the Company. Refer to Article 11-02(b)(6) of Regulation S-X, and revise your pro forma presentation accordingly. To the extent you determine that these adjustments are not appropriate, consider adding footnote disclosure to quantify the research and development expense for CRLX101 and CRLX301, the rights to which were sold to BlueLink, and the interest expense under the Hercules Loan agreement incurred in periods presented and to clearly state that these amounts will not be incurred in future periods but have not been adjusted for in the Adjusted Historical Cerulean pro forma information due to the non-recurring nature of the adjustments pursuant to Article 11-02(b)(5).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 218 through 239 of Amendment No. 2 to the Preliminary Proxy Statement to no longer give effect to the BlueLink Asset Purchase Agreement and the Hercules Loan Repayment and to add a footnote to each of the pro forma financial statements to quantify the expenses for the periods related to the assets sold to BlueLink and the Hercules Loan and to state that such amounts will not be incurred in future periods.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

June 13, 2017

8.	Please explain to us why you give effect to the additional interest expense incurred upon conversion of the Dare convertible promissory notes in the Pro Forma Condensed Combined Statements of Operations contemplating the Dare transaction on pages 225, 226, 232 and 233. It does not appear that the additional expense would have a continuing impact on the Company. Refer to Regulation S-X, Article 11-02(b)(6) in your response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 226, 227, 234 and 235 of Amendment No. 2 to the Preliminary Proxy Statement to no longer give effect to the additional interest expense incurred upon conversion of the Daré convertible promissory notes.

Cerulean Pharma Inc.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition, page F-9

9.	Refer to our prior comment 30. Please include a description of each milestone and related contingent consideration under the agreement, your determination of whether each milestone is considered substantive, and the factors considered in making that determination. Refer to ASC 605-28-50-2.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of Amendment No. 2 to the Preliminary Proxy Statement.

***

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

June 13, 2017

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

By:	/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Christopher D.T. Guiffre
President and Chief Executive Officer
Cerulean Pharma Inc.

cc:	Chris Edwards, United States Securities and Exchange Commission